Deutsche Bank Aktiengesellschaft 6-K

Exhibit 99.1

Deutsche Bank

Release

Frankfurt am Main	8 March 2022

Disclosure on a share buyback pursuant to Art. 5(1) lit. a) of Regulation (EU) No. 596/2014 and Art. 2(1) of Delegated Regulation (EU) No. 2016/1052

The share buyback approved by the European Central Bank and resolved by the management board of Deutsche Bank Aktiengesellschaft (DB AG) on 26 January and 1 March 2022 and announced in the ad hoc announcement dated 26 January 2022 (the Share Buyback) will start on 14 March 2022 and will end no later than 27 April 2022 (subject to regulatory approval remaining in place). Under the Share Buyback, shares of DB AG (ISIN: DE0005140008) with a value of up to EUR 300 million (excluding ancillary purchase costs) will be purchased. The purpose of the Share Buyback is to reduce the share capital of DB AG and therefore shares purchased under the Share Buyback will be cancelled. The management board is making use of the authorization granted by the general meeting (the AGM) of DB AG on 27 May 2021 to acquire own shares in accordance with section 71(1) no. 8 of the German Stock Corporation Act (Aktiengesetz), which allows the acquisition of a maximum of 10% of the share capital until 30 April 2026. Therefore, the maximum number of shares that may be purchased is 171 million shares being the number of shares DB AG is still authorized to repurchase under the authorization of the AGM.

The share buyback will be carried out by a financial service provider (Broker) mandated by DB AG which will follow a “time-scheduled buyback program” within the meaning of Art. 4(2) lit. a) of Delegated Regulation (EU) No. 2016/1052 (the DRO) and on-sell purchased shares to DB AG. The right of DB AG to terminate and reassign the Broker’s mandate remains unaffected and the Share Buyback may be stopped, interrupted and continued at any time in accordance with the legal requirements to be observed.

No purchases will be made in the United States.

The purchase shall be executed as favorably as possible, in a manner that preserves interests and on the electronic trading platform of the Frankfurt Stock Exchange (Xetra) and in accordance with the provisions of the authorization of the AGM. Accordingly, the countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of DB AG’s share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase.

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com/news Email: db.media@db.com

In addition, the Broker is obliged to comply with the applicable legal requirements and, in particular, with the trading conditions pursuant to Art. 3 DRO, as well as with all other relevant provisions. Pursuant to Art. 3 DRO, among other things, shares in DB AG may not be purchased at a price that is higher than the price of the last independent trade or higher than the price of the last highest independent bid on the trading venue on which the purchase takes place. The higher of the two values is decisive. In addition, no more than 25% of the average daily share turnover on the stock exchange on which the respective purchase is made may be acquired on any one day. The average share turnover is derived from the average daily trading volume on the 20 trading days prior to the specific purchase date.

The purchases will be disclosed in a manner that complies with the requirements of Art. 2(3) DRO no later than at the end of the seventh trading day after their execution. In addition, DB AG will publish the transactions on its website at https://investor-relations.db.com/share/share-information/share-buybacks/capital-distribution&language_id=1 and ensure that the information remains publicly accessible for at least five years from the day of announcement.

Independently of the Share Buyback, DB AG has the possibility to purchase own shares and derivatives on own shares and sell own shares, inter alia, to issue staff shares to employees and retired employees of DB AG and its affiliated companies or to use them to service option rights on shares of DB AG and/or rights or duties to purchase shares of DB AG granted to employees or members of executive or non-executive management bodies of DB AG and of affiliated companies. In doing so, DB AG complies with the provisions of the authorization granted by the AGM of DB AG on 27 May 2021.

Contact:

Investor Relations

+49 800 910-8000 (Frankfurt)

db.ir@db.com

Media Relations

Christian Streckert	Eduard Stipic
Phone: +49 69 910 38079	Phone: +49 69 910 41864
Email: christian.streckert@db.com	Email: eduard.stipic@db.com

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our latest SEC Form 20-F under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.